Wienerberger

Sleep tight. We already have half the way behind us.



Report on the First Six Months of 2005

Earnings Data		1-6/2004	1-6/2005	Chg. in %	Year-end 2004
Revenues	in € mill.	837.6	922.8	+10	1,758.8
EBITDA	in € mill.	185.8	201.7	+9	405.4
EBIT	in € mill.	120.4	123.4	+2	257.5
Profit before tax	in € mill.	106.5	111.7	+5	231.4
Profit after tax	in € mill.	82.3	88.9	+8	181.8
Earnings per share	in €	1.22	1.20	-2	2.54
Free cash flow [1]	in € mill.	44.4	-33.5	-175	300.7
Maintenance capex	in € mill.	40.2	40.5	+1	90.4
Growth investments	in € mill.	300.5	120.4	-60	542.2

Balance Sheet Data		31.12.2004	30.6.2005	Chg. in %
Equity [2]	in € mill.	1,367.2	1,372.4	+0
Net debt	in € mill.	762.4	1,045.2	+37
Capital employed	in € mill.	2,031.5	2,305.9	+14
Balance sheet total	in € mill.	2,865.9	3,144.2	+10
Gearing	in %	55.8	76.2	-
Employees		12,154	13,160	+8

Stock Exchange Data		1-12/2004	1-6/2005	Chg. in %
Share price high	in €	36.35	39.10	+8
Share price low	in €	21.10	31.90	+51
Share price at end of period	in €	35.15	38.37	+9
Shares outstanding (weighted) [3]	in 1,000	69,598	73,278	+5
Market capitalization (end of period)	in € mill.	2,607.0	2,845.8	+9

Segments 1-6/2005 *in Mio. € und %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other [4]	
Revenues	223.3	*(-4)*	180.8	*(+0)*	370.1	*(+24)*	158.6	*(+16)*	-10.0	*(-6)*
EBITDA	58.2	*(-12)*	35.6	*(-2)*	83.4	*(+44)*	30.3	*(+11)*	-5.8	*(-129)*
EBIT	32.5	*(-32)*	18.5	*(-10)*	56.1	*(+57)*	23.7	*(+14)*	-7.4	*(-76)*
Capex and acquisitions	61.7	*(-12)*	37.9	*(-15)*	43.1	*(-79)*	17.4	*(-18)*	0.7	*(-53)*
Capital employed	558.7	*(+41)*	411.9	*(+13)*	958.6	*(+25)*	328.9	*(+8)*	47.8	*(-37)*
Employees	4,833	*(+3)*	1,788	*(-4)*	4,217	*(+17)*	2,172	*(+6)*	150	*(-7)*

1) Cash flow from operating activities minus cash flow from investing activities plus growth investments
2) Equity including minority interest
3) Adjusted for treasury stock
4) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: in the table of segment data, changes in % to the prior year are shown in brackets.

Chief Executive's Review

Dear Shareholders,

Wienerberger continued its growth course in spite of a weaker economic environment, higher energy costs and a long, hard winter. Group revenues rose by 10% to € 922.8 million and EBITDA increased 9% to € 201.7 million for the first six months, even though the comparable prior year values were unusually good. These developments were supported by the first full-year consolidation of thebrickbusiness in Great Britain as well as our profitable growth projects. Results were negatively affected by a slowdown on three key markets: Poland, Hungary and Germany.



Wolfgang Reithofer,
Chief Executive Officer
of Wienerberger AG

The second quarter brought a general improvement in the market situation over the start of the year, but this upturn was unable to completely offset the relatively slow first quarter. Recent developments in Poland have shown that the market, and therefore our results for this business year, will be weaker than originally expected. Hungary is also characterized by declining demand, but we have been able to utilize our production capacity through exports to Romania. In the Czech Republic, Romania and Slovakia, Wienerberger was able to increase results in a sound market environment. Demand was strong in Belgium, France, Italy and Switzerland. In contrast, the first six months in Germany were weak because the construction season only started after Easter and there are still no signs of recovery. In the USA, the demand for facing bricks also remained strong during the second quarter and the outlook for 2005 is promising. For the entire year, stronger declines are forecasted in Germany, Poland and Hungary. On most of the other Wienerberger markets, I expect an improvement in earnings.

Over 25 growth projects already in progress or realized in 2005

Wienerberger is planning growth investments of roughly € 250 million for 2005. These bolt-on projects will be financed primarily from cash flow, with approximately 70% representing investments in new plants or the expansion of capacity and 30% acquisitions. We may also make larger acquisitions if suitable opportunities arise. The growth projects are ranked according to profitability and availability, with current plans calling for almost one-half in Eastern Europe, 40% in Western Europe and the remainder in the USA. We have started to position our products in Bulgaria through imports and, similar to the Ukraine, are preparing for our market entry with production facilities. Construction is progressing on our new plant in Russia, with the start of operations scheduled for the second quarter of 2006. We have already successfully started or completed more than 25 projects for the construction of new plants, expansion of capacity or acquisitions in 2005.

Successful placement of first Wienerberger bond and share buyback program

Wienerberger used the current favorable level of interest rates to place its first corporate bond in April. The issue covered a total volume of € 400 million at 3.875% with bullet repayment after seven years, and the proceeds were used to refinance short-term liabilities in July. In May we concluded a share buyback program to service our stock option plans, and repurchased 600,000 shares at an average price of € 35.54 over the Vienna Stock Exchange. A total of € 21.3 million was spent to acquire these shares.

Further earnings growth in 2005 expected

Our targeted earnings growth of more than 10% is very ambitious given the current economic climate in Europe as well as weakness on a number of key markets and rising energy costs. The long-term success of Wienerberger is based on a balanced geographic portfolio, motivated employees, continuous cost optimization and a profitable growth strategy. This will bring further earnings growth in 2005, although at a lower rate.

Yours
Wolfgang Reithofer

Analysis of Results

Revenues and EBITDA

as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q4 24%
Q4 25%
Q3 29%
Q3 28%
Q2 29%
Q2 30%
Q1 18%
Q1 18%
2003
2004

Revenues

EBITDA

Earnings

Slowing economic recovery, higher energy costs and a long winter throughout large sections of Europe in 2005 distort the comparison with the unusually good first six months of the prior year. Nevertheless, Wienerberger was able to record growth in both revenues and EBITDA.

Group revenues rose by 10% over the comparable prior year period to € 922.8 million and EBITDA increased 9% to € 201.7 million. This growth was supported by sound development in the North-West Europe and USA segments, while Central-East Europe and Germany reported noticeable declines in sales volumes. Residential construction continued to contract during the second quarter above all in Poland and, as expected, Hungary showed weaker development than in the prior year. In North-West Europe, the favorable market environment as well as the first full-year consolidation of Koramic Roofing and thebrickbusiness had a positive impact. The above-mentioned sales volume declines in Hungary, Poland and Germany were largely offset by higher prices and volume growth in Belgium, Holland and France. In the USA the demand for bricks remained strong. The negative effect of the weaker dollar on Group results was more than offset by currency revaluations in a number of East European countries. Sharply rising energy prices were reflected in a € 15 million charge to Group EBITDA. In total, energy costs rose significantly during the first half-year to equal 12.7% of revenues (2004: 11.0%).

Following a high level of investment activity in the previous year and resulting increase in depreciation, EBIT reported by the Group increased by only 2% to € 123.4 million. Financial results improved from € -13.9 to -11.7 million. Higher interest expense required to finance the Group's expansion strategy is contrasted by significantly increased contributions from the investments in Pipelife (50%) and Tondach Gleinstätten (25%), which are consolidated at equity. Profit before tax rose by 5% to € 111.7 million. A lower Group tax rate of 20.4% (2004 22.7%) supported an increase in profit after tax to € 88.9 million, which is 8% over the prior year level. Earnings per share reached € 1.20, compared to € 1.22 for the first half of 2004. This 2% decline is the result of a 5% increase in the weighted number of shares outstanding to 73.3 million (2004: 69.6 million.) following the capital increase in 2004.

Revenues Q1 - Q2

in € million



1050
900
750
600
450
300
150
0
727.9
837.6
922.8
2003
2004
2005

Cash Flow

Gross cash flow rose by 8% to € 162.9 million. Cash flow from operating activities fell from € 92.9 to -41.0 million because of the seasonal increase in working capital during the first six months combined with lower sales volumes in Germany, Poland and Hungary as well as negative non-cash currency translation effects of € 36.0 million from the hedging reserve. Cash flow from operating activities should show a high positive balance during the second half-year following the planned reduction in working capital over the coming months. Cash outflows of € 160.9 million for capex and acquisitions includes € 40.5 million of maintenance, replacement and rationalization investments (maintenance capex) and € 120.4 million of acquisitions and the construction or expansion of plants (growth investments). Dividends totaling € 78.0 million were paid to shareholders and € 21.3 million was used for the share buyback program.

Asset and Financial Position

Group equity totaled € 1,372.4 million, and remained virtually unchanged from the level at year-end 2004. Net debt rose by 37% to € 1,045.2 million because of the dividend payment, investments and share buyback program, and will be further reduced over the next two quarters through cash flow from operating activities (depending on further investments). Gearing has risen from 55.8 to 76.2% since December 31, 2004 for seasonal reasons and will presumably decline to roughly 65% during the course of the year, which leaves sufficient room for the continuation of our profitable growth strategy.

EBITDA Q1 - Q2

in € million


151.6
185.8
201.7
250
200
150
100
50
0
2003
2004
2005

Second Quarter 2005

Group revenues for the second quarter rose by 12% over the comparable prior year period to € 589.0 million. In Central-East Europe, higher revenues were recorded in Austria, Romania and by Semmelrock pavers, but major declines were reported in Poland, Hungary and by Bramac concrete roof tiles. Central-West Europe profited from the initial consolidation of two clay roof tile plants acquired from von Müller in Germany and the continuation of favorable market conditions in Italy and Switzerland. Growth in North-West Europe was supported by strong new residential construction in Belgium and France as well as the first full-year consolidation of thebrickbusiness in Great Britain. Higher revenues in the USA were the result of price increases and the acquisition of building material merchants.

Good Q2 unable to completely offset Q1 declines

Group EBITDA rose by 10% during the second quarter to € 147.4 million. Substantial earnings improvement was registered in Austria, Switzerland, Italy, Belgium, Holland, North Europe and the USA, but significant declines were reported in Hungary and Poland as well as by Semmelrock and Bramac.

Revenues	**4-6/2004**	**4-6/2005**	**Chg. in %**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	157.4	159.5	+1
Central-West Europe	116.9	126.8	+8
North-West Europe	178.4	219.2	+23
USA	79.1	90.3	+14
Investments and Other	-6.5	-6.8	-5
Wienerberger Group	**525.3**	**589.0**	**+12**

EBITDA	**4-6/2004**	**4-6/2005**	**Chg. in %**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	48.5	44.1	-9
Central-West Europe	29.3	33.1	+13
North-West Europe	40.3	54.1	+34
USA	17.1	18.5	+8
Investments and Other	-1.3	-2.4	-85
Wienerberger Group	**133.9**	**147.4**	**+10**

Segments

Central-East Europe

Revenues by Segment


USA 17 %
Investments and Other 0%
Central-East Europe 24 %
Central-West Europe 19 %
North-West Europe 40 %

The Central-East Europe segment reported a decline in earnings for the first six months because of the long winter and an unusually strong comparable period in the prior year. We assume that this is a temporary development, and still consider these countries to be attractive long-term growth markets. With a 24% share of total revenues, the Central-East Europe segment still recorded an above-average 29% of Group EBITDA.

Revenues declined 4% to € 223.3 million and EBITDA fell 12% to € 58.2 million. In addition to adverse weather conditions at the start of the year, this development was the result of massive advance purchases during the first half of 2004 and current weakness of new residential construction in Poland und Hungary. Two-digit declines in sales volumes and subsequent pressure on prices were noted in these countries. In order to adjust our capacities and optimize production costs, the shut-down of two older factories in Poland is currently in progress. Semmelrock pavers (75% holding) and the 50/50 Bramac concrete roof tile joint venture were also confronted with difficult market conditions in Central-East Europe and reported a drop in earnings. In the Czech Republic, earnings remained at a high level and lower sales volumes were offset by price increases. Strong growth in sales volumes was recorded in Romania, and led to a significant improvement in earnings. Higher revenues and earnings were also generated by brick activities in Slovakia and Austria.

Continued expansion strategy in East Europe despite current market weakness

Wienerberger continued to pursue its expansion strategy in Central-East Europe during the first months of the year with a number of bolt-on projects. The new Jezernice brick plant in the Czech Republic started operations at the beginning of the year, the Tiszavasvari plant in Hungary is in the start-up phase and two brick plants were acquired in the north of Slovakia. A further nine bolt-on projects for bricks and pavers are currently in progress or have already been realized.

Reserved outlook for earnings growth in 2005

We expect a slight decline in earnings for the Central-East Europe segment in 2005, which is due above all to temporary weakness in new residential construction in Poland und Hungary. Wienerberger intends to utilize the current market situation to further expand its positions on this long-term growth market.

Central-East Europe		1-6/2004	1-6/2005	Chg. in %
Revenues	*in € mill.*	231.7	223.3	-4
EBITDA	*in € mill.*	66.3	58.2	-12
EBIT	*in € mill.*	47.6	32.5	-32
Capex and acquisitions	*in € mill.*	69.9	61.7	-12
Capital employed	*in € mill.*	396.6	558.7	+41
Employees		4,695	4,833	+3
Sales volumes hollow bricks	*in mill. NF*	1,693	1,578	-7
Sales volumes concrete pavers	*in mill. m²*	1.6	2.1	+31
Sales volumes concrete roof tiles [1]	*in mill. m²*	8.2	6.8	-17

1) Sales volumes are not proportional, but reflect 100%

Central-West Europe

The Central-West Europe segment recorded a slight decline in earnings, which must be considered satisfactory in view of the weak new residential construction in Germany. This development was supported by the steady optimization of our activities as well as good results in Italy and Switzerland. The segment generated 19% of Group revenues and 18% of EBITDA.

EBITDA by Segment


USA 15 %
Investments and Other -3 %
Central-East Europe 29 %
Central-West Europe 18 %
North-West Europe 41 %

Revenues in Central-West Europe remained stable at € 180.8 million, but EBITDA decreased by a slight 2% to € 35.6 million. The decline in earnings originated in Germany, where adverse weather conditions brought construction activity to a virtual standstill during the first quarter of 2005. Both brick and roof tile activities registered a drop in sales volumes, which also led to increasing pressure on the prices of roof tiles. The German clay roof tile segment reported negative EBITDA for the first six months due to costs for the integration of the roof tile plants acquired from von Müller as of April 1, 2005 into Koramic business operations.

Excellent results were reported by roof tile and brick activities in Switzerland as well as the hollow brick business in Italy. While sales volumes of bricks remained stable in Switzerland and the roofing sector reported slightly lower volumes, both product areas were able to increase prices. Italy recorded higher volumes as well as modest price increases. For 2005 we expect the market situation in Germany will remain difficult and lead to continuing pressure on margins, which could create further opportunities for consolidation. In Switzerland and Italy, the positive earnings trend of the past months should continue throughout the remainder of the year.

Central-West Europe		1-6/2004	1-6/2005	Chg. in %
Revenues	in € mill.	180.3	180.8	0
EBITDA	in € mill.	36.5	35.6	-2
EBIT	in € mill.	20.6	18.5	-10
Capex and acquisitions	in € mill.	44.5	37.9	-15
Capital employed	in € mill.	365.7	411.9	+13
Employees		1,865	1,788	-4
Sales volumes hollow bricks	in mill. NF	1,102	1,001	-9
Sales volumes facing bricks	in mill. WF	107	79	-26
Sales volumes clay roof tiles	in mill. m²	1.8	1.7	-5

North-West Europe

North-West Europe again serves as growth driver in the Wienerberger Group

The North-West Europe segment again served as growth driver in the Wienerberger Group during the first half of 2005. The overall market situation was very good in France and Belgium, stable in Holland and Scandinavia and declining in Great Britain. The first full-year consolidation of Koramic Roofing and thebrickbusiness had a positive impact on results. This segment recorded 40% of Group revenues and 41% of EBITDA.

Significant increase in earnings with successful growth strategy

Revenues in North-West Europe increased 24% to € 370.1 million and EBITDA rose by 44% to € 83.4 million. In addition to acquisitions, this growth was supported by higher sales volumes of bricks in France und Belgium as well as increased sales volumes of roof tiles in Northern Europe. Moderate increases in hollow brick prices on most markets had a positive impact above all in Belgium, Holland and France. Facing brick activities in Great Britain and Holland reported a decline in sales volumes, but higher energy costs were offset by price increases. Slight declines in sales volumes were registered for clay roof tile activities in Belgium, Holland and France, but price levels also in this product area improved.

Market conditions good in Belgium and France, stable in Holland, declining in Great Britain

We expect strong new residential construction and stable to slightly positive development on the renovation market in Belgium and France through the end of this year and thereafter, which should improve earnings in these countries. Alone the high freight costs for shipments to the southern regions of the country are slowing earnings growth in France. In Holland there are still no signs of the expected upturn in new residential construction, but operating earnings should show good development because of our ongoing cost optimization and rising exports to Northern Europe. In Great Britain, new residential construction is expected to remain weak during the second half of the year. Following the integration of thebrickbusiness, Wienerberger is concentrating on the optimization of plant structures.

North-West Europe		1-6/2004	1-6/2005	Chg. in %
Revenues	*in € mill.*	298.4	370.1	+24
EBITDA	*in € mill.*	58.1	83.4	+44
EBIT	*in € mill.*	35.7	56.1	+57
Capex and acquisitions	*in € mill.*	203.5	43.1	-79
Capital employed	*in € mill.*	767.0	958.6	+25
Employees		3,616	4,217	+17
Sales volumes of hollow bricks	*in mill. NF*	456	508	+11
Sales volumes of facing bricks	*in mill. WF*	621	837	+35
Sales volumes of clay roof tiles	*in mill. m²*	6.0	6.1	+1

USA

Strong economy and population growth support brick sales

As the largest facing brick market in the world, the USA is an important growth region for the Wienerberger Group. The strong American economy, positive demographic development and low mortgage rates keep residential construction at a high level. In June, the annualized housing starts number reached a level of roughly 2 million. The USA segment generated 17% of Group revenues and 15% of EBITDA for the first six months of 2005.

Price increases but negative foreign exchange effects from weaker dollar

Revenues in the USA rose to € 158.6 million and exceeded the first half of 2004 by 16%, while EBITDA increased 11% to € 30.3 million. The slight margin decline resulted from the acquisition of building material merchants during the previous year. The sale of merchandise (bricks, mortar and related products) now represents 24% (2004: 14%) of revenues in the USA. The strong topline growth was also supported by a 9% rise in local price levels, which was able to offset a 2% decrease in sales volumes. Production facilities were operating at full capacity, and the decline in sales volumes was due primarily to temporary shut-downs for plant expansion measures in June.

The weaker average exchange rate for the US dollar had a negative impact on Group results, and triggered a decrease of € 7.4 million in revenues and € 1.4 million in EBITDA.

For the remainder of this year, we expect a slight decline in housing starts from the current high level. However, we assume the demand for facing bricks will remain strong as rising interest rates should direct the forecasted slowdown in housing starts primarily toward the low-price segment, in which bricks are hardly used. The Wienerberger strategy for the USA is focused on the further expansion of direct sales as well as the construction of large plants to optimize production costs.

Positive outlook for brick sales in coming months

USA		**1-6/2004**	**1-6/2005**	**Chg. in %**
Revenues	*in € mill.*	136.6	158.6	+16
EBITDA	*in € mill.*	27.4	30.3	+11
EBIT	*in € mill.*	20.7	23.7	+14
Capex and acquisitions	*in € mill.*	21.3	17.4	-18
Capital employed	*in € mill.*	303.2	328.9	+8
Employees		2,052	2,172	+6
Sales volumes of facing bricks	*in mill. WF*	622	611	-2

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs as well as the non-core activities of the Group, which include real estate and a stove tile plant in Austria. Revenues in this segment fell 28% to € 8.3 million and EBITDA dropped from € -2.5 to -5.8 million because of higher holding company costs.

Increased holding company cost because of expansion strategy

Investments and Other		**1-6/2004**	**1-6/2005**	**Chg. in %**
Revenues [1]	*in € mill.*	11.5	8.3	-28
EBITDA	*in € mill.*	-2.5	-5.8	-132
EBIT	*in € mill.*	-4.2	-7.4	-76
Capital employed	*in € mill.*	76.3	47.8	-37
Employees		161	150	-7

1) Excluding Group eliminations

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2005	4-6/2004	1-6/2005	1-6/2004
Revenues	589,008	525,323	922,796	837,589
Cost of goods sold	-352,762	-310,400	-575,691	-514,769
Gross profit	**236,246**	**214,923**	**347,105**	**322,820**
Selling expenses	-102,091	-86,663	-176,733	-149,677
Administrative expenses	-28,197	-23,628	-54,427	-44,860
Other operating expenses	-5,422	-7,954	-8,817	-12,975
Other operating income	6,733	2,057	16,276	5,063
Amortization of goodwill	0	0	0	0
Operating profit	**107,269**	**98,735**	**123,404**	**120,371**
Income from investments in associates	9,080	4,607	11,636	4,704
Other financial results	-14,894	-10,638	-23,297	-18,589
Financial results	**-5,814**	**-6,031**	**-11,661**	**-13,885**
Profit before tax	**101,455**	**92,704**	**111,743**	**106,486**
Income taxes	-21,789	-21,417	-22,803	-24,176
Profit after tax	**79,667**	**71,287**	**88,940**	**82,310**
Thereof minority interest	1,118	2,032	1,074	2,156
Thereof net profit of the parent company	**78,549**	**69,255**	**87,866**	**80,154**
Earnings per share (in EUR)	**1.07**	**1.04**	**1.20**	**1.22**
Diluted earnings per share (in EUR)	**1.06**	**1.04**	**1.19**	**1.22**

Segment Reporting

1-6/2005 *in TEUR*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other[1]	Group Eliminations	Wienerberger Group
Revenues	223,314	180,833	370,135	158,556	8,343	-18,385	**922,796**
EBITDA	58,234	35,635	83,422	30,306	-5,921		**201,676**
EBIT	32,523	18,544	56,128	23,697	-7,488		**123,404**
Capex and acquisitions	61,711	37,933	43,072	17,363	753		**160,832**
Capital employed	558,650	411,936	958,638	328,918	47,739		**2,305,881**
Employees	4,833	1,788	4,217	2,172	150		**13,160**
1-6/2004							
Revenues	231,665	180,257	298,390	136,591	11,548	-20,862	**837,589**
EBITDA	66,306	36,542	58,062	27,434	-2,538		**185,806**
EBIT	47,552	20,581	35,650	20,717	-4,129		**120,371**
Capex and acquisitions	69,870	44,507	203,452	21,266	1,666		**340,761**
Capital employed	396,629	365,673	767,025	303,190	76,329		**1,908,846**
Employees	4,695	1,865	3,616	2,052	161		**12,389**

1) The Investments and Other segment includes holding company costs.

Balance Sheet

in TEUR	30.6.2005	31.12.2004
ASSETS		
Intangible assets	554,406	522,064
Property, plant and equipment	1,427,300	1,337,568
Investment property	54,746	54,872
Investments in associates	89,784	76,329
Other financial assets	21,941	21,835
Deferred tax assets	60,440	42,737
Non-current assets	**2,208,617**	**2,055,404**
Inventories	447,720	391,435
Trade receivables	292,286	172,753
Other current receivables	97,509	89,301
Marketable securities	35,826	70,517
Cash and cash at bank	62,253	86,492
Current assets	**935,594**	**810,497**
Total Assets	**3,144,211**	**2,865,901**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Retained earnings	936,954	962,644
Treasury stock	-34,652	-13,327
Translation reserve	-54,525	-105,502
Minority interest	35,385	34,178
Equity	**1,372,382**	**1,367,214**
Employee-related provisions	74,292	70,810
Provisions for deferred taxes	100,320	92,130
Other non-current provisions	54,915	51,050
Long-term borrowings	771,994	654,711
Other non-current liabilities	42,117	25,028
Non-current provisions and liabilities	**1,043,638**	**893,729**
Provisions for current taxes	568	563
Other current provisions	47,874	56,431
Short-term borrowings	385,256	278,171
Trade payables	151,190	145,349
Other current liabilities	143,303	124,444
Current provisions and liabilities	**728,191**	**604,958**
Total Equity and Liabilities	**3,144,211**	**2,865,901**

Capital and Reserves

in TEUR	Group	Minorities	Total
Balance on 1.1.2005	**1,333,036**	**34,178**	**1,367,214**
Net profit/minority interest	87,866	1,074	88,940
Dividend payments	-78,040	0	-78,040
Currency translation adjustment	50,977	875	51,852
Hedging reserves	-35,974	0	-35,974
Capital increase/decrease	0	0	0
Increase/decrease in treasury stock	-21,325	0	-21,325
Increase/decrease in minority interest	0	-742	-742
Other changes	457	0	457
Balance on 30.6.2005	**1,336,997**	**35,385**	**1,372,382**

Statement of Cash Flows

in TEUR	**1-6/2005**	**1-6/2004**
Profit after tax	88,940	82,310
Depreciation and amortization	78,273	65,436
Write-up of fixed and financial assets	-591	-177
Increase/decrease in long-term provisions	10,642	7,355
Income from investments in associates	-11,636	-4,704
Income/loss on the disposal of fixed and financial assets	-2,749	0
Gross cash flow	**162,880**	**150,220**
Increase/decrease in inventories	-48,722	-12,599
Increase/decrease in trade receivables	-118,191	-97,336
Increase/decrease in trade payables	3,646	14,936
Increase/decrease in other net current assets	-1,386	41,381
Changes in non-cash items resulting from foreign exchange translation	-39,213	-3,691
Cash flows from operating activities	**-40,986**	**92,911**
Proceeds from the sale of assets	13,613	6,197
Purchase of property, plant and equipment and intangible assets	-125,621	-102,818
Payments made for investments in financial assets	-334	-2,984
Increase/decrease in marketable securities	34,635	-11,535
Cash flow from changes in the consolidation range	-35,150	-237,943
Cash flow from investing activities	**-112,857**	**-349,083**
Increase/decrease in long-term borrowings	117,781	9,664
Increase/decrease in short-term borrowings	108,857	87,580
Dividends paid by Wienerberger AG	-78,040	-49,777
Dividends paid to minority shareholders as well as capital decrease	0	-2,561
Dividend payments from associates	0	2,393
Capital increase by Wienerberger AG	0	206,318
Purchase of treasury stock	-21,325	0
Cash flows from financing activities	**127,273**	**253,617**
Change in cash and cash at bank	**-26,570**	**-2,555**
Effect of exchange rate fluctuations on cash held	2,331	2,433
Cash and cash at bank at the beginning of the period	86,492	126,704
Cash and cash at bank at the end of the period	**62,253**	**126,582**
Thereof cash and cash at bank	62,253	126,582

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of June 30, 2005 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2004 remain unchanged. Emission trading directive 2003/87/EC took effect in the European Union on January 1, 2005 and requires the Wienerberger Group to redeem certificates for the emission of the greenhouse gas CO_2, which is created as part of the process used to manufacture bricks. In accordance with this directive, companies that emit CO_2 are granted a specific number of free certificates by municipal authorities to redeem this obligation. Depending on actual emissions, companies may either purchase additional certificates or sell unused certificates on the market. The Wienerberger Group has been allocated roughly 2.7 million tons of free CO_2 emission rights per year for the period from 2005 to 2007. The IASB defined an accounting procedure for emission certificates in the form of IFRIC 3, but this regulation was rejected by the EU Commission. Wienerberger therefore continues to record emission rights based on IAS 20 and IAS 38 at an acquisition price of zero. In keeping with this accounting treatment, the income statement only includes expenses for the required purchase of additional certificates due to insufficient allocation or income from the sale of unused emission rights. No emission certificates were bought or sold during the first six months of 2005.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The segment reporting reflects the regional focus of the Wienerberger Group, and remains unchanged since December 31, 2004.

As part of the 2005 tax reform, the Austrian Parliament reduced the corporate tax rate from 34 to 25%. This tax rate takes effect with the assessment for 2005. In accordance with IAS 12.47, all provisions for deferred taxes in Austria have been calculated at this new lower rate since December 31, 2004.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities, and the reporting of extraordinary income and expense. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2004, which form the basis for these interim financial statements.

Basis of Consolidation

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The majority stake in von Müller Dachprodukte GmbH & Co. KG with two clay roof tile plants in Germany, which was acquired in March 2005, as well as two brick plants in Slovakia that were purchased during the second quarter were consolidated with 100% for the first time.

The comparable prior year period includes Koramic Roofing at only 50% for the first quarter. Three brick plants and one concrete paver plant in Poland, which were consolidated for the first time during the second quarter of 2004, are only included in results for the comparable period of 2004 in part. Furthermore, two brick plants of the Wewers Group in Denmark as well as thebrickbusiness, the third largest producer of bricks in Great Britain that was fully consolidated as of September 24, 2004, are also not included in results for the first six months of 2004.

Changes in the consolidation range increased revenues by TEUR 77,188 and EBITDA by TEUR 13,835 for the period from January 1, 2005 to June 30, 2005.

Seasonality

As a producer of building materials, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose 10% over the first six months of 2004 to TEUR 922,796.

Operating profit before depreciation and amortization (EBITDA) reached TEUR 201,676, which represents an increase of 9% over the prior year value of TEUR 185,806. Financial results for the first six months of 2005, including income from associates, comprise TEUR -22,676 (2004: TEUR -16,572) of net financing costs and TEUR 11,015 (2004: TEUR 2,687) of other income from financing activities. Following the harmonization of reporting schedules, results reported by the Tondach Gleinstätten Group (clay roof tiles) were included in the equity valuation for the same reporting period; results recorded for the entire year 2004 were therefore recognized in the first half of this year.

The number of issued shares totaled 74,167,796 as of June 30, 2005. Wienerberger carried out a share buyback during the period from March 24, 2005 to May 6, 2005, which resulted in the purchase of 600,000 shares of Wienerberger stock. As of June 30, 2005 Wienerberger held 1,233,005 shares of treasury stock, which were not included in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2005 to June 30, 2005 was 73,277,874.

Notes to the Statement of Cash Flows

Gross cash flow totaled TEUR 162,880 for the first six months and exceeded the comparable prior year level by 8%. The dollar-euro swap led to a reduction of TEUR 35,974 in the hedging reserve, and caused a decrease of the same amount in cash flow from operating activities. The contra item to the hedging reserve is reported as part of cash flow from investing activities under marketable securities, which increased by TEUR 35,974. Cash outflows of TEUR 160,832 for investments and acquisitions represent TEUR 40,464 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 120,368 of acquisitions and the construction or expansion of plants (growth investments). Dividends totaling TEUR 78,040 were paid to shareholders and TEUR 21,325 was used for the share buyback program.

Notes to the Balance Sheet

Growth investments made during the first months of the business year increased fixed and financial assets by TEUR 120,368. Net debt rose by TEUR 282,791 because of seasonal working capital increases until mid of the year, the dividend payment, investments and the stock buyback program. Positive currency translation adjustments for the first half of 2005, which were not recognized to the income statement, totaled TEUR 50,977; these differences were generated primarily in the USA. The increase in equity is contrasted with a decline of TEUR 35.974 in the hedging reserve. Profit after tax led to an increase of TEUR 87,866 in equity. The seven-year, bullet repayment bond that was issued in April 2005 with a volume of TEUR 400,000 is shown under long-term borrowings.

The Managing Board of Wienerberger AG
Vienna, August 2005

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

August 17, 2005	Results for the First Six Months of 2005: Press and Analysts Conference in Vienna
August 18, 2005	Results for the First Six Months of 2005: Analysts Conference in London
October 21, 2005	"Gewinnmesse" Trade Fair, Wolfgang Reithofer as "Star of the Hour" at 12.00 pm
November 16, 2005	Third Quarter Results for 2005
November 17/18, 2005	Capital Markets Day in Vienna
November 28, 2005	Investor Meetings in New York at the Austria Day
February 15, 2006	Preliminary Results for 2005
March 28, 2006	2005 Results: Press and Analysts Conference in Vienna
March 29, 2006	2005 Results: Analysts Conference in London
April 27, 2006	137th Annual General Meeting at the Vienna Trade Fair Congress Center
May 3, 2006	First Quarter Results for 2006
August 22, 2006	Results for the First Six Months of 2006: Press and Analysts Conference in Vienna
August 23, 2006	Results for the First Six Months of 2006: Analysts Conference in London
November 8, 2006	Third Quarter Results for 2006

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2004:
http://annualreport.wienerberger.com

The Report on the First Six Months of 2005 is available in German and English.

Wienerberger Brick Markets in the USA

Nr. 2 in the USA

Wienerberger market positions in facing bricks


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Wienerberger Markets

Business Segments of Wienerberger Group

Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other
Austria	Germany	Belgium	Southeast	Pipelife
Hungary	Switzerland	Holland	Midwest	Real Estate
Czech Republic	Italy	France	Mid-Atlantic	Headquarters
Poland		Great Britain		
Slovakia		Scandinavia		
Croatia		Finland		
Slovenia		Baltics		
Romania				
Bosnia				
Semmelrock				
Bramac				
Tondach Gleinstätten				

Status: August 2005

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a current total of 237 plants in 24 countries.

Wienerberger market positions in hollow and/or facing bricks

Wienerberger Brick Markets in Europe

Nr. 1 in Europe


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■ *Wienerberger Markets*

□ *Export Markets*

Wienerberger market positions in clay and/or concrete roof tiles

Wienerberger Roofing Markets in Europe

Nr. 2 in Europe


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■ *Wienerberger Markets*

□ *Export Markets*

▨ *Joint ventures Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%)*

